Exhibit 99.1
FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1    Name and Address of Company

Royal Group Technologies Limited (the “Company”)
1 Royal Gate Boulevard
Vaughan, Ontario
L4L 8Z7

Item 2    Date of Material Change

December 23, 2004

Item 3    News Release

A press release was issued on December 23, 2004 in Toronto, Ontario and disseminated across Canada by Canada NewsWire.

Item 4    Summary of Material Change

On December 23, 2004, the Company announced the successful negotiation of a new bank credit facility. The new $312.5 million senior secured credit facility is with a syndicate of three banks. An additional facility amount of $27.5 million may be available from one other bank, subject to the fulfillment of certain conditions on or before January 31, 2005, which would bring the total facility to $340 million. Should the additional amount of $27.5 million be provided, the total facility will be reduced to $325 million on July 1, 2005. The total new facility will mature on April 30, 2006.

The facility will be secured by substantially all of the Company’s assets, although real property charges will be limited to properties in Ontario. The facility is subject to completion of definitive loan documentation on or before January 31, 2005.

Under the new facility, the Company will be subject to financial covenants. Events of default under the facility will include circumstances where certain designated directors do not constitute a majority of the board of directors of the Company.

The interest rates applicable to funds drawn against the new facility will be approximately 50 bps higher than currently in effect.

Item 5    Full Description of Material Change

Please see the press release attached hereto as Schedule “A”.

Item 6    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7    Omitted Information

Not applicable.

Item 8    Executive Officer

For further information, please contact:

Mark Badger
Vice President, Marketing and Corporate Communications
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9    Date of Report

December 29, 2004

SCHEDULE “A”

ROYAL GROUP TECHNOLOGIES ANNOUNCES BANK FINANCING

TORONTO, Dec. 23/CNW/ - Royal Group Technologies Limited (Royal Group or the company) (RYG.SV - TSX, RYG - NYSE) today announced the successful negotiation of a new bank credit facility. The new $312.5 million senior secured credit facility is with a syndicate of banks composed of The Bank of Nova Scotia, Royal Bank of Canada, and Deutsche Bank of Canada. An additional facility amount of $27.5 million may be available from one other bank, subject to the fulfillment of certain conditions on or before January 31, 2005, which would bring the company’s total credit facility to $340 million. Should the additional amount of $27.5 million be provided, the parties have agreed that the total facility will be reduced to $325 million on July 1, 2005. The total new credit facility will mature on April 30, 2006.

Royal Group currently has outstanding under its existing credit facility (which expires in April 2005) approximately $325 million, with approximately $147 million of cash and investments in commercial paper on hand.

The new credit facility can be used for working capital requirements and other general operating and corporate purposes, including capital expenditures, acquisitions, and commercial paper back-up liquidity lines.  The facility will be secured by substantially all of Royal Group’s assets, although real property charges will be limited to properties in Ontario. The facility is subject to the completion of definitive loan documentation on or before January 31, 2005.

Under the new facility, Royal Group will be subject to financial covenants including:

•	ratio of funded debt to funded debt plus minority interest plus Canadian borrower’s shareholders’ equity on a consolidated basis, shall not exceed 0.40 to 1.0;

•	ratio of funded debt to EBITDA (earnings before interest, taxes, depreciation, and amortization) on a consolidated basis shall not exceed 3.0 to 1.0;

•	interest coverage ratio shall not be less than 5.0 to 1; and

•	minimum tangible net worth shall not be less than $1.1 billion.

The definition of “debt” in the facility documentation will include operating leases, sale and leaseback transactions, and the net amount owing under any swap agreements.

Events of default under the facility will include circumstances where certain designated directors do not constitute a majority of the board of directors of the company.

The interest rates applicable to funds drawn against the new credit facility will be approximately 50 bps higher than currently in effect.

“With this new credit facility, our banking partners have given a vote of confidence to Royal Group,” said interim chief executive officer Jim Sardo. “It’s a great way to start the new year.”

“I am pleased that we were able to obtain the new credit facility well in advance of the expiry of the current facility in April 2005,” added interim chief financial officer Robert Lamoureux. “We can focus our attention on the review, already commenced, of all cost and profit centres with the objective of realizing productivity and earnings improvements.”

Royal Group Technologies Limited is a manufacturer of innovative, polymer-based building products, serving the home improvement, consumer and construction sectors of the market. The company has extensive vertical integration, with operations dedicated to provision of materials, machinery, tooling, real estate, and distribution services to its plants producing finished products. Royal Group’s manufacturing facilities are primarily located throughout North America, with international operations in South America, Europe, and Asia. Additional investment information is available on Royal Group’s web site at www.royalgrouptech.com under the “Investor Relations” section.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as “expect”, “should continue”, “continue”, “believe”, “anticipate”, “estimate”, “contemplate”, “target”, “plan”, “budget”, “may”, “will”, “schedule” and “intend” or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal Group specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the outcome of the ongoing internal review and investigations by the Special Committee of the Board of Directors; fluctuations in the level of renovation, remodeling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; the ability to meet the financial covenants in our credit facilities; the ability to successfully replace our syndicated credit facility; changes in product mix; the growth rate of the markets into which Royal Group’s products are sold; market acceptance and demand for Royal Group’s products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of December 23, 2004 and Royal Group disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

For further information: please contact: James Sardo, Interim Chief Executive Officer, Royal Group Technologies Limited, (905) 264-0701; or Robert Lamoureux, Interim Chief Financial Officer, (905) 264-0701; or Mark Badger, Vice-President Marketing and Corporate Communications, (905) 264-0701